Exhibit (a)(5)(i)

Amdocs Commences Cash Offer

in Connection with Holders’ Put Rights for

0.50% Convertible Senior Notes due 2024

ST. LOUIS, MO, March 14, 2014 — Amdocs (NASDAQ: DOX), the leading provider of customer experience systems and services, today announced it has commenced a cash offer for its 0.50% Convertible Senior Notes due 2024.

Pursuant to the indenture for the notes, each holder of the notes has the right to require Amdocs to repurchase on March 17, 2014 all or any part of such holder’s notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the notes, Amdocs had the option to pay for the notes with cash, ordinary shares, or a combination of cash and ordinary shares, and has elected to pay for the notes solely with cash. As of March 12, 2014 there was $1,020,000 aggregate principal amount of notes outstanding.

The terms and conditions of the offer will be set forth in a Notice of Put Right and Offer to Purchase, dated March 14, 2014, and the related Letter of Transmittal that are being sent to holders of the notes. Holders of the notes are urged to carefully read the Notice of Put Right and Offer to Purchase, the Letter of Transmittal and the related documents as they contain important information regarding the offer.

In order to surrender notes for repurchase, holders must tender the notes and the Letter of Transmittal to The Bank of New York Mellon, as Paying Agent for the notes, on or before 9:00 a.m., Eastern time, on April 11, 2014. Holders may withdraw any notes previously surrendered for repurchase at any time prior to 9:00 a.m., Eastern time, on April 11, 2014. Subject to applicable law, Amdocs may, in its sole discretion, waive any condition applicable to the offer or extend or terminate or otherwise amend the offer.

In certain circumstances, the notes are convertible into 23.6987 ordinary shares per $1,000 principal amount. As a result of the quarterly cash dividend to be paid on Amdocs’ ordinary shares on April 17, 2014 to shareholders of record on March 31, 2014, the conversion rate applicable to the notes will adjust further. The CUSIP numbers for the notes are 02342TAC3 and 02342TAD1.

THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE, A SOLICITATION OF AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL NOTES. THE OFFER MAY ONLY BE MADE PURSUANT TO THE TERMS OF THE NOTICE OF PUT RIGHT AND OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL.

Important additional information will be filed with the SEC

Amdocs plans to file today with the SEC a Schedule TO in connection with its tender offer for the notes. The Schedule TO, including the related Notice of Put Right and Offer to Purchase, will contain important information about Amdocs, the notes, the tender offer and related matters. Investors and security holders are urged to read the Schedule TO carefully when it becomes available.

Investors and security holders may obtain free copies of the Schedule TO and other documents filed with the SEC by Amdocs through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Schedule TO from the Paying Agent by contacting Danny Lee of The Bank of New York Mellon at (212) 815-5813.

Forward-Looking Statements

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2013 filed on December 9, 2013.

About Amdocs

For more than 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control and optimization product portfolio with value-driven professional services and managed services operations. With revenue of $3.3 billion in fiscal 2013, Amdocs and its 21,000 employees serve customers in more than 70 countries. Amdocs Limited is registered at the Companies Registry in Guernsey and has been assigned company number 19528, with its registered office situated at Hirzel House, Smith Street, St. Peter Port, Island of Guernsey, GY1 2NG. For more information, visit Amdocs at www.amdocs.com.

Media Contact:

Elizabeth W. McDermon

Vice President, Corporate Strategy

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

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